VIA EDGAR SUBMISSION AND FACSIMILE

June 26, 2009

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:        Mr. Daniel L. Gordon
                  Branch Chief

RE:      Gilman Ciocia, Inc.
         Form 10-K for the year ended June 30, 2008
         Filed September 26, 2008
         File No. 000-22996

Dear Mr. Gordon:

This letter is being furnished in response to the comments contained in the letter dated June 19, 2009 (the "Letter") from Daniel L. Gordon, Branch Chief, of the Staff (the "Staff") of the United States Securities and Exchange Commission (the "Commission") to Mr. Michael Ryan, Chief Executive Officer of Gilman Ciocia, Inc. (the "Company"). The Letter was in response to the Company's letter dated June 11, 2009 sent in response to the Commission's comments in a letter dated May 28, 2009. The comments of the Staff and the Company's responses are set forth below and are keyed to the sequential numbering of the comments and the headings used in the Letter.

Form 10-K for the year ended June 30, 2008

Note 2. Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-10

1. We note your response to comment 1. It appears that your independently owned offices are franchises, but it does not appear that you have recognized any franchise fees for the periods presented. Based upon your response and disclosure, it appears that you are recording 100% of the revenue generated by independently owned offices. Please tell us in your response and disclose in future filings how you record revenue generated from independently owned offices, whether you are obligated to pay operating expenses of the independently owned offices, how the staff of these offices are compensated, and your basis for such accounting treatment.

      The Company records 100% of the revenue generated by the independently owned offices to the extent such revenues relate to the purchase and sale of investment company shares, other securities and investments offered by the Company. Our independently owned offices are not franchises, but are independent contractors as supported by the following factors:

            a. Each independently owned office is responsible for its own operating expenses.

            b. The staff of these offices is compensated by the independently owned office.

            c. The Company enters into a Registered Representative Agreement with each independent representative solely as an independent contractor to solicit for the purchase and sale of investment company shares, other securities and investments on behalf of the Company.

            d. The Company provides the independent office with necessary back office and others services to process the transactions relating to the Company's products and services only. The back office services provided are largely to ensure controls and compliance over the proper execution of such transactions.

            e. The Company pays the independent representative a commission in accordance with the Registered Representative Agreement.

            f. There is no "agent" relationship as defined in SFAS 45 "Accounting for Franchise Fee Revenue" whereby the Company engages in transactions in which the Company is an agent for the independent office. In fact, it is the opposite. The independent offices offer the Company's products and services, but may also offer products and services of other unrelated enterprises. The Company pays a commission to the independent representative equal to a percentage of the revenues paid to the Company.

            g. There is never a receivable or fees recorded by the Company from the independent office, but receivables are recorded from the companies with which securities and investments are directed by the independent offices. Once such receivables from the companies are paid to the Company, the independent office is remitted its portion pursuant to the terms of the Registered Representative Agreement.

            h.    The independently owned offices do not use the Company name.

            i. The independently owned offices do not participate in or benefit from any Company marketing

            j. The independently owned offices are free to change their affiliation to another firm without penalty

            k. The independently owned offices do no pay or remit any fees to the Company for any services.

      The Company will more fully describe in future filings (i) how its revenues are generated and recorded for each type of office and (ii) the accounting basis for the recognition of revenue, and will clarify that the independent offices pay their own expenses and compensate their own staff members.

Note 9. Fair Value Measurements, page F-15

2. To the extent that certain accounts payable are presented at fair value, please confirm to us that you will comply with the presentation and disclosure requirements of paragraphs 15, 18 and 21 of SFAS 159 in future filings.

      The Company will comply with the presentation and disclosure requirements of paragraphs 15, 18 and 21 of SFAS 159 in future filings.

Note 17. Related Party Transactions, page F-21

3. We note your response to comment 6. Please confirm to us that you will more fully describe this transaction in future filings as you have done in your response to us.

      The Company will more fully describe this transaction in future filings as we have done in our response to you.

The Company acknowledges that:

      o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

      o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

      o The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses above, please feel free to contact me at 845-485-3338.

Sincerely,

/s/ Michael P. Ryan
Chief Executive Officer
Gilman Ciocia, Inc.

cc: Kristi Marrone, Staff Accountant, United States Securities and Exchange Commission (via facsimile)
      Laurie A. Cerveny, Bingham McCutchen LLP
      Joseph D'Arelli, Sherb & Co. LLP